FOR IMMEDIATE RELEASE

CONTACT:

Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES

Q2 EPS $0.03 US vs. $0.02 US last year

Record Q2 and YTD Net Income Before Income Taxes
YTD $0.13 US vs. loss of ($0.02 US) last year

VANCOUVER, CANADA, September 20, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, announces its operating results, including record net income before taxes, for the second quarter of its 2004 fiscal year ended August 31, 2004 and the first half of this fiscal year.

During Q2 the Company generated net income of $512,000 US [$682,000 Cdn] or $0.03 US [$0.04 Cdn] per share versus $301,000 US [$414,000 Cdn] or $0.02 US [$0.03 Cdn] in the same quarter last year. Net income before taxes for the quarter was $1,143,000 US [$1,521,000 Cdn] or $0.08 US [$0.10 Cdn] per share compared to a net loss before taxes of $361,000 US [$497,000 Cdn] or $0.02 US [$0.03 Cdn] in Q2 2003. The Company has recorded income tax expense of $631,000US [$839,000 Cdn] in this quarter. The income tax expense is a non-cash item in this period as the Company has tax loss carry-forwards sufficient to offset that expense. In prior comparison periods the Company was required to record income tax assets to reflect those tax loss carry forwards which correspondingly increased net income by $662,000 in the same quarter of the prior year. The Company recorded non-cash stock-based compensation expenses of $155,000 US [$206,000 Cdn] during Q2.

Revenues for the quarter were $11,073,000 US [$14,738,000 Cdn] compared to $12,481,000US [$17,178,000 Cdn] in Q2 2003. The reduction in revenue principally resulted from (1) the discontinuance of the Little Debbie's® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there. The Company also recorded other income of $667,000 US [$887,000 Cdn] from the settlement of certain disputes and resultant contract cancellations during the quarter.

For the first six months of its 2004 fiscal year ended February 28, 2005, the Company reported net income of $909,000 US [$1,216,000 Cdn] or $0.06 US [$0.08 Cdn] per share versus $308,000 US [$424,000 Cdn] or $0.02 US [$0.03 Cdn] during the same period last year. Net income before taxes year to date is $1,911,000 US [$2,556,000 Cdn] or $0.13 US [$0.17 Cdn] per share compared to a net loss before taxes of $354,000 US [$487,000 Cdn] or $0.02 US [$0.03 Cdn] for the first half of fiscal 2003. Revenues for the period were $20,413,000 US [$27,333,000 Cdn] versus $24,767,000 US [$34,865,000 Cdn] a year ago.

Leading Brands Chairman and CEO Ralph McRae said: "If anyone was looking for further evidence of our operational turnaround, I believe they now have it. Given that we have had to record income tax assets last year and a corresponding income tax expense this year – all the while not paying any cash income taxes – makes the before tax number more representative of the turn in the Company's fortunes. We are very pleased to have been able to increase our year to date net income before taxes by more than $3,000,000 Cdn. Our team should be proud of what they accomplished."

Mr. McRae continued: "We have seen dramatic cost savings and margin improvements in virtually all areas of our company, but most significantly in our US sales division and bottling plants. Moving forward, it is critical for us to maintain this focus on profitability while expanding our business."

In conjunction with this release, you are invited to listen to the Company's conference call, which will be held on Monday, September 20, 2004, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

              1-416-641-6679

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com."

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, Cool Canadian® Water, Infinity™ and Brand X Originals™.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)
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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)
	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2004	2003	2004	2003

Sales	$14,737,556	$17,178,255	$27,332,917	$34,864,642

Expenses (Income)
Cost of sales	10,271,357	12,950,913	18,804,446	26,286,851
Operations, selling, general
& administration expenses	3,427,664	4,207,622	6,045,806	8,019,226
Depreciation and amortization	305,329	391,399	607,504	805,764
Interest expense	99,464	125,282	203,642	240,099
Other income from settlements
and sale of assets	(887,481)	-	(884,965)	-
Total Expenses	13,216,333	17,675,216	24,776,433	35,351,940

Net income (loss) before taxes	1,521,223	(496,961)	2,556,484	(487,298)

Income tax – current	-	-	(405)	-
Income tax - provision future income tax	(839,233)	911,030	(1,339,590)	911,030
Net income	681,990	414,069	1,216,489	423,732

Deficit, beginning of period,
as previously reported	(26,318,594)	(23,203,201)	(25,735,980)	(23,212,864)
Adjustment for change in accounting for
stock-based compensation	-	-	(1,117,113)	-
Accumulated deficit, beginning of period,
as restated	(26,318,594)	(23,203,201)	(26,853,093)	(23,212,864)

Deficit, end of period	$(25,636,604)	$(22,789,132)	$(25,636,604)	$(22,789,132)

EARNINGS PER SHARE
Basic	$0.04	$0.03	$0.08	$0.03
Fully diluted	$0.04	$0.03	$0.08	$0.03

Weighted average number of shares outstanding	15,040,169	14,962,955	15,040,169	14,861,053

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)
	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2004	2003	2004	2003

Sales	$11,073,376	$12,481,475	$20,412,958	$24,767,102

Expenses (Income)
Cost of sales	7,717,602	9,409,949	14,044,971	18,673,591
Operations, selling, general
& administration expenses	2,575,448	3,057,198	4,516,826	5,704,881
Depreciation and amortization	229,416	284,385	453,481	572,219
Interest expense	74,734	91,028	151,982	170,784
Other income from settlements
and sale of assets	(666,828)	-	(664,962)	-
Total Expenses	9,930,372	12,842,560	18,502,298	25,121,475

Net income (loss) before taxes	1,143,004	(361,085)	1,910,660	(354,373)

Income tax - current	-	-	(300)	-
Income tax – provision future income tax	(630,575)	661,942	(1,001,595)	661,942
Net income	512,429	300,857	908,765	307,569

Deficit, beginning of period,
as previously reported	(17,964,065)	(15,669,849)	(17,524,051)	(15,676,561)
Adjustment for change in accounting for
stock-based compensation	-	-	(836,350)	-
Accumulated deficit, beginning of period,
as restated	(17,964,065)	(15,669,849)	(18,360,401)	(15,676,561)

Deficit, end of period	$(17,451,636)	$(15,368,992)	$(17,451,636)	$(15,368,992)

EARNINGS PER SHARE
Basic	$0.03	$0.02	$0.06	$0.02
Fully diluted	$0.03	$0.02	$0.06	$0.02

Weighted average number of shares outstanding	15,040,169	14,962,955	15,040,169	14,861,053